SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

          Under the Securities Exchange Act of 1934 (Amendment No. 6 )

                               AVESIS INCORPORATED
                               -------------------
                                (Name of issuer)

                                  COMMON STOCK
                                  ------------
                         (Title of Class of Securities)

                                    053650107
                                    ---------
                                 (CUSIP Number)

                     William L. Richter, Richter & Co., Inc.
               450 Park Avenue, New York, NY 10022 (212) 421-6300

                                 with copies to:

               Joel H. Alperstein, Treasurer, Avesis Incorporated
                 3724 N. Third St., Suite 300, Phoenix, AZ 85012
                                 (602) 241-3400
               --------------------------------------------------
                  (Name, Address and Telephone Number of Person
                 Authorized to Receive Notes and Communications)

                                 August 3, 1998
                                 --------------
                          (Date of Event which Requires
                            Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].


                        (Continued on following page(s))

                                Page 1 of 8 Pages

CUSIP No. 053650107                                        Page 2 of 8 Pages
          ---------

--------------------------------------------------------------------------------
1       NAME OF  REPORTING  PERSONS SS. OR I.R.S. IDENTIFICATION  NOS. OF  ABOVE
        PERSON
             William L. Richter
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                       (a) [ x ]
                                                                       (b) [   ]
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
             PF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                           [   ]
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
             United States
--------------------------------------------------------------------------------
                  7      SOLE VOTING POWER
   Number of              1,695,610 (including shares shown on pages 3-4 hereof)
    Shares     -----------------------------------------------------------------
 Beneficially     8      SHARED VOTING POWER
   Owned by
     Each      -----------------------------------------------------------------
   Reporting      9      SOLE DISPOSITIVE POWER
    Person                1,695,610 (including shares shown on pages 3-4 hereof)
     With      -----------------------------------------------------------------
                 10      SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            1,695,610
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
                                                                           [   ]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             21.4%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON
             IN
--------------------------------------------------------------------------------

CUSIP No. 053650107                                        Page 3 of 8 Pages
          ---------

-------------------------------------------------------------------------------
1       NAME OF  REPORTING  PERSONS SS. OR I.R.S.  IDENTIFICATION NOS. OF  ABOVE
        PERSON
             Richter & Co., Inc.
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                       (a) [ x ]
                                                                       (b) [   ]
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
             WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                           [   ]
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware
--------------------------------------------------------------------------------
                  7      SOLE VOTING POWER
   Number of                685,500
    Shares     -----------------------------------------------------------------
 Beneficially     8      SHARED VOTING POWER
   Owned by
     Each      -----------------------------------------------------------------
   Reporting      9      SOLE DISPOSITIVE POWER
     Person                 685,500
      With     -----------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              685,500
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
                                                                           [   ]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              9.0%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON
              CO
--------------------------------------------------------------------------------

CUSIP No. 053650107                                        Page 4 of 8 Pages
          ---------

--------------------------------------------------------------------------------
1       NAME OF REPORTING  PERSONS  SS. OR I.R.S. IDENTIFICATION  NOS. OF  ABOVE
        PERSON
             Richter Investment Corp.
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                       (a) [ x ]
                                                                       (b) [   ]
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
             N/A
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                           [   ]
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware
--------------------------------------------------------------------------------
                  7      SOLE VOTING POWER
    Number of                 724,330
     Shares    -----------------------------------------------------------------
  Beneficially    8      SHARED VOTING POWER
    Owned by
      Each     -----------------------------------------------------------------
    Reporting     9      SOLE DISPOSITIVE POWER
     Person                   724,330
      With     -----------------------------------------------------------------
                 10      SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             724,330
--------------------------------------------------------------------------------
12      CHECK  BOX IF THE  AGGREGATE AMOUNT IN  ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions)
                                                                           [   ]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             9.4%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON
             CO
--------------------------------------------------------------------------------

Item 1.  Security and Issuer.

         This Statement relates to Common Stock, $.01 par value, of Avesis Incorporated (the "Issuer"). The principal executive offices of the Issuer are located at 3724 North Third Street, Suite 300, Phoenix, Arizona 85012.

Item 2.  Identity and Background.

         This statement is being filed by:

         (a)   William  L.  Richter,   Richter   Investment  Corp.,  a  Delaware
               Corporation, and Richter & Co., Inc., a Delaware Corporation

         (b) Filing person's address: Richter & Co., Inc. 450 Park Avenue, 28th Floor, New York, NY 10022

         (c) William L. Richter is President of Richter & Co., Inc., which is a broker-dealer wholly owned by Richter Investment Corp., a holding company. The names, residence or business addresses and present principal occupation or employment of the executive officers and directors of Richter Investment Corp., and Richter & Co., Inc. are set forth in Appendix 1 hereto and incorporated herein by this reference.

         (d) To the best of the filing persons knowledge, during the last five years, none of the persons named in this Item 2 or in Appendix 1 hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) To the best of the filing persons knowledge, during the last five years, none of the persons named in this Item 2 or in Appendix 1 hereto has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)   Mr. Richter is a citizen of the United States.

                                Page 5 of 8 Pages

Item 3.  Source and Amount of Funds or Other Consideration.

         On August 3, 1998, Mr. Richter exercised stock purchase options for 50,000 shares of the Issuer's Common Stock, at an exercise price of $0.31 per option, and stock warrants for 109,091 and 50,909 shares of the Issuer's Common Stock, at exercise prices of $0.31 and $0.26 per warrant, respectively. The total funds expended, $62,554.55, were the personal funds of Mr. Richter. On August 3, 1998, Richter & Co., Inc. exercised stock purchase options for 72,500 shares of the Issuer's Common Stock, at an exercise price of $0.31 per option, and stock warrants for 163,636 and 76,364 shares of the Issuer's Common Stock, at exercise prices of $0.31 and $0.26 per warrant, respectively. The total funds expended, $93,056.80, were from the working capital of Richter & Co., Inc.

Item 4.  Purpose of Transaction.

         All of the Issuer's shares held by William L. Richter, Richter Investment Corp., Richter & Co., Inc. and the persons listed in Appendix 1 are held for investment purposes only. Except as described above and that Mr. Richter is the Co-Chairman ( and a director) of the Issuer's Board of Directors, none of the above persons has any present plan or proposal that relates to or would result in any of the actions described in clauses (a) through (j) of Item 4 of Schedule 13D, although such persons may from time to time in the future acquire or sell shares of Common Stock or securities convertible into Common Stock. At present, each of such persons contemplates that such additional shares, if any, would also be purchased for investment purposes only. Statements as to the persons listed in Appendix 1 are made to the knowledge of the filing persons.

Item 5.  Interest In Securities of the Issuer.

         (a) The aggregate number and percentage of Issuer Common Stock beneficially owned by William L. Richter is 1,695,610 and 21.4%, respectively (including the securities referred to in the next sentence). Richter Investment Corp. is the beneficial owner of 724,330 shares or 9.4% of Common Stock (including the securities referred to in the next sentence). Richter & Co., Inc. is the beneficial owner of 685,500 shares or 9.0% of Common Stock.

         (b) See Items 7 through 10 on the Cover Pages of this Amendment No. 5 to Schedule 13D.

         (c) The following transactions were effected since 60 days prior to the date of the event that requires filing of this statement:

                                Page 6 of 8 Pages

         (i) On August 3, 1998, Mr. Richter exercised stock purchase options for 50,000 shares of the Issuer's Common Stock, at an exercise price of $0.31 per option, and stock warrants for 109,091 and 50,909 shares of the Issuer's Common Stock, at exercise prices of $0.31 and $0.26 per warrant, respectively.

         (ii) On August 3, 1998, Richter & Co., Inc. exercised stock purchase options for 72,500 shares of the Issuer's Common Stock, at an exercise price of $0.31 per option, and stock warrants for 163,636 and 76,364 shares of the Issuer's Common Stock, at exercise prices of $0.31 and $0.26 per warrant, respectively.

         (d) Not applicable.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Except as set forth above or set forth in the exhibits, there are no contracts, arrangements, understandings, or relationships between Mr. Richter and any other person with respect to any securities of the Company

Item 7.  Material to be Filed as Exhibits.

         1. Stock Purchase Warrant issued to Richter & Co., Inc. dated March 18, 1993 for the purchase of 240,000 shares of the Issuer's Common Stock. *
         2. Stock Purchase Warrant issued to William L. Richter dated March 18, 1993 for the purchase of 160,000 shares of the Issuer's Common Stock. *
         3. Registration Rights Agreement dated March 18, 1993 among Avesis Incorporated, National Health Enterprises, Inc., Alan Cohn and Kenneth L. Blum, Jr. (as referred to in Section 8 of the above Warrants). *
         4. Certification of Joint Filing pursuant to Rule 13d-1(f). **
         5. Supplemental Agreement to the December 5, 1994 Investment Banking Agreement. ***
_______________


* Incorporated by reference from Amendment No. 2 to Schedule 13D of the filing persons, dated March 18, 1993
**       Incorporated  by reference  from Amendment No. 4 to Schedule 13D of the filing persons, dated November 29, 1994
*** Incorporated by reference from Amendment No. 5 to Schedule 13D of the filing persons, dated May 27, 1998

                                Page 7 of 8 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         September 16, 1998


                                          /s/ William L. Richter
                                          -------------------------------
                                          William L. Richter


                                          RICHTER & CO., INC.



                                          By: /s/ William L. Richter
                                          -------------------------------
                                              William L. Richter
                                              President


                                          RICHTER INVESTMENT CORP.



                                          By: /s/ William L. Richter
                                          -------------------------------
                                              William L. Richter
                                              President

                                Page 8 of 8 Pages

                                   APPENDIX 1

1.     Richter Investment Corp.
       ------------------------
       Directors
       ---------

       Richard L. Rubin             36 The Crossings             Professor of Political Science and
                                    Purchase, NY 10577           Public Policy at Swarthmore College;
                                                                 President of the Dedalus Foundation,
                                                                 Inc.; engaged in various investments
       William L. Richter           450 Park Avenue              Chairman and President of Richter
                                    28th Floor                   Investment Corp. and Richter & Co.,
                                    New York, NY 10022           Inc.; Co-Chairman of Avesis
                                                                 Incorporated, Vice-Chairman of
                                                                 Rent-A-Wreck of America, Inc.;
                                                                 Senior Managing Director of
                                                                 Cerberus Management, L.L.C.
       Executive Officers
       ------------------

       William L. Richter           450 Park Avenue              President
                                    28th Floor
                                    New York, NY 10022
       L. Christine Lynch           450 Park Avenue              Vice President and Secretary
                                    28th Floor
                                    New York, NY 10022

2.     Richter & Co., Inc.
       -------------------
       Directors
       ---------

       William L. Richter           450 Park Avenue              Directors
                                    28th Floor
                                    New York, NY 10022

       Executive Officers
       ------------------

       William L. Richter           450 Park Avenue              President
                                    28th Floor
                                    New York, NY 10022
       L. Christine Lynch           450 Park Avenue              Vice President
                                    28th Floor
                                    New York, NY 10022